Gregory P. Rodgers Direct Dial: (212) 906-2918 greg.rodgers@lw.com	53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

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April 19, 2018

VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Attention: Mara L. Ransom

Re:	BJ’s Wholesale Club Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted March 2, 2018
CIK No. 0001531152

Dear Ms. Ransom:

On behalf of BJ’s Wholesale Club Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 30, 2018. In connection with such responses, we will be confidentially submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001531152) (the “Draft Registration Statement”).

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Revise your prospectus summary to disclose your recent dividends and quantify the amounts that were ultimately paid out, including amounts paid to your Sponsors and affiliates of your Sponsors, such as directors and executive officers. Please also disclose the purpose for the dividends, the source of indebtedness used to pay the dividends and the intended use of proceeds of this offering as it relates to this indebtedness.

April 19, 2018

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 10 and 11 accordingly.

2.	Please revise your prospectus summary to quantify and describe any payments, compensation or equity that your Sponsors and affiliates of your Sponsors, such as directors and executive officers, received or will receive in connection with this offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of the date of this letter, complete information about the amount of payments, compensation and/or equity to be made to the Sponsors and their affiliates in connection with this offering has not been determined. The Company will include this information in a subsequent amendment to the Draft Registration Statement when it becomes available.

3.	Please disclose in this section the fact that Sponsors may have interests that may conflict with your interests and those of your other stockholders, as you state on page 31. Please also briefly describe the Stockholders Agreement.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 10 accordingly.

4.	If you choose to highlight your strengths in the summary, please balance that disclosure with a brief discussion of the principal challenges or weakness and the risks and limitations facing you. In this regard, we note your bullet point discussion of Risk Factors on page 6. Please revise this discussion to include risk factors regarding your substantial indebtedness, the substantial dilution that investors will experience, the fact that you will be a controlled company after the offering, and the fact that the Sponsors will continue to control you after the offering.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 10 accordingly.

Our Company, page 1

5.	We note the disclosure here and throughout your filing regarding your membership renewal rate. In an appropriate location in your filing, please briefly describe to your investors how this metric is calculated, including whether and how it considers late renewals that are made at some point after the membership expires.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 64 accordingly.

The Offering, page 8

6.	Please revise to clarify that the Sponsors will control the company after consummation of the offering and have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors.

April 19, 2018

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 10 and 12 accordingly.

Capitalization, page 42

7.	We note that you have provided your consolidated capitalization on a pro forma as adjusted basis that gives effect to the issuance of shares of common stock in this offering and the intended use of the net proceeds to repay debt. We further note that you have not provided any pro forma financial statements under Article 11 of Regulation S-X. Please tell us if you intend to include pro forma information for the assumed debt repayment with equity proceeds including pro forma income statements in a future amendment of this registration statement. We may have further comments.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included updated disclosure on pages 57 to 62 to reflect pro forma information for the assumed debt repayment with equity proceeds, including pro forma income statements.

Dilution, page 45

8.	We note your disclosure that your historical net tangible book value (deficit) as of January 28, 2017 does not include the value of the contingently redeemable common stock. However, it appears from the value per share you have disclosed that you included the contingently redeemable common stock in the total number of shares of common stock outstanding. Since it appears you intend to reflect the reclassification of the contingently redeemable common shares to permanent equity in your pro forma net tangible book value per share metric, please tell us why you have partially reflected that transaction in your historical net tangible book value per share metric.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 50 to reflect the appropriate historical net tangible book value per share metric as of February 3, 2018. The Company acknowledges and agrees that the entire amount of the contingently redeemable common stock should be excluded from the historical net tangible book value per share metric.

Results of Operations

9.	Where you discuss multiple causes or reasons for changes in your operating results, please quantify the various causes or reasons. For example, you offer multiple reasons for your increase in selling, general and administrative expenses. Please quantify each reason. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 71 and 73 to 74 accordingly.

Comparable club sales, page 59

April 19, 2018

10.	We note that in discussing fiscal year 2015 to fiscal year 2016 results you attribute a portion of your reduced comparable club sales to deflation. In this regard we note your disclosure on page 49 that indicates a reduction in comparable club sales each year from fiscal year 2013 through fiscal year 2016. We also note your discussion in general on inflation and deflation trends on page 54. Considering deflation appears to be a material trend, in an appropriate place in your MD&A discuss this trend and its impact on your performance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the negative comparable club sales trend from fiscal 2013 through fiscal 2016 was not materially driven by inflationary trends, but rather by operating pressures. As it relates specifically to the fiscal 2015 results, the Company does not believe the impact the Company experienced with respect to its gasoline sales represents a material trend that has existed or will continue in the future.

11.	We note your stated intention to open 10-20 new clubs over the next 5 years. Please enhance your disclosure to describe the impact these new club openings will have on your financial performance considering your relatively low pre-opening expenses appear to have contributed to higher Operating Income in fiscal year 2016. Please also disclose the likely source of funds for these new clubs and, if known, the anticipated amount of capital expenditures.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 74 accordingly.

12.	In an appropriate place in MD&A and with a view to understanding how you intend to increase Net Sales, please discuss what measures you intend to take in future fiscal years to improve comparable club sales, including whether you intend to continue to reduce sales of low-margin merchandise items or increase private label penetration.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 66 accordingly. The Company does not intend to attempt to improve comparable club sales by increasing private label penetration, which the Company believes would have the effect of increasing margin but decreasing net sales. Likewise, the Company does not intend to reduce sales of all low-margin merchandise items, as a portion of these items typically increase the Company’s net sales given they often represent key grocery staples that drive traffic to the Company’s clubs and balance the Company’s assortment.

Principal Stockholders, page 114

13.	Please revise to identify the natural persons with voting and dispositive power over the ordinary shares held CVC Beacon LP.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page 141 accordingly.

Audited Consolidated Financial Statements, page F-1

April 19, 2018

14.	We note on page 9 that the information included in this prospectus will reflect a stock split. Please tell us when you expect to affect the stock split and whether it will be reflected in the historical financial statements contained in this Form S-1. Refer to SAB Topic 4:C.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company intends to complete the stock split once valuation information relating to the Company is available. At such time, the historical financial statements will be updated to give effect to the stock split and will be included in a subsequent amendment to the Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment Reporting, page F-7

15.	Please disclose your revenue from external customers for each product or service or each group of similar products or services. We note that you have discussed product categories such as perishables, edible grocery, non-edible grocery, general merchandise, gasoline sales and other ancillary services when describing your business elsewhere in this filing. Please disclose your revenue from each of these or other appropriate categories of products and services. Refer to ASC 280-10-50-40.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-8 accordingly.

Revenue Recognition, page F-10

16.	We note your disclosure on page F-10 that if you are not considered the primary obligor in a sales transaction, the net amount retained is recorded as revenue. In order to make your revenue recognition policy more meaningful to your investors, please briefly disclose in your revenue recognition footnote the types of sales transactions in which you are not the primary obligor, or provide a cross-reference to where these transactions are described elsewhere in your filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-11 accordingly.

17.	We note your disclosure on page F-10 that membership fee income is recognized on a straight-line basis over the life of the membership. If a membership lapses prior to being renewed, please tell us whether membership income for the renewal is recognized over 12 months beginning on the renewal date or beginning on a different date.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that if a membership lapses during the period between expiration and the renewal date, the income is recognized beginning in the month which the membership fee is collected.

April 19, 2018

18.	We note your disclosure on page F-10 regarding your co-branded BJ’s Mastercard. Please tell us if you earn a royalty on purchases made outside of BJ’s and if so, how you classify and account for that income. Also tell us how you considered disclosing your accounting policies related to the income and expenses associated with your co-branded credit card.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that as part of the co-branded credit card agreement with Comenity Capital Bank a royalty is earned on purchases made outside of BJ’s. Such funding is included in net sales to offset the related awards that are accounted for as a deduction to net sales. The Company considers the accounting for the income and expense arrangement related to the co-branded credit card to be immaterial to net sales.

19.	We note your disclosure on page F-11 that sales returns reserve represents the estimated gross margin impact of returns and includes estimated membership cancellations. Please clarify whether the reduction in sales is based on the gross margin of the related transactions or total estimated revenue related to estimated returns with a related credit to cost of sales. Refer to ASC 605-15-45-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-11 accordingly.

Note 21. Condensed Financial Information of Registrant (Parent Company Only), page F-33

20.	We note your disclosure here and on page 41 that the ABL facility and term loan facilities impose restrictions on your and your subsidiaries’ ability to pay dividends or make other distributions. Please disclose the most significant restrictions on the payment of dividends, including their pertinent provisions, and the amount of net income restricted or free of restrictions. Refer to Rule 4-08(e)(1) of Regulation S-X. Please also disclose the amounts of restricted net assets for unconsolidated and consolidated subsidiaries as of the end of the most recently completed fiscal year. Refer to 4-08(e)(3)(ii) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on page F-37 accordingly.

21.	Please also disclose the amounts of cash dividends paid to the registrant by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method, if material. Refer to Rule 12-04(b) of Regulation S-X.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that there were no further material cash dividends paid to the registrant by consolidated subsidiaries, unconsolidated subsidiaries and 50 percent or less owned persons accounted for by the equity method other than those already disclosed.

April 19, 2018

Any questions or comments with respect to Amendment No. 1 may be communicated to the undersigned at (212) 906-2918 or by email (greg.rodgers@lw.com). Please send copies of any correspondence relating to this filing to Gregory P. Rodgers by email and facsimile ((212) 751-4864).

Sincerely,
/s/ Gregory P. Rodgers
Gregory P. Rodgers of LATHAM & WATKINS LLP

cc:	(via email)
Graham Luce, General Counsel, BJ’s Wholesale Club, Inc.
Brigitte Eichner, Senior Legal Counsel, BJ’s Wholesale Club, Inc.
Howard Sobel, Latham & Watkins LLP
Ryan deFord, Latham & Watkins LLP